RPC Incorporated, 2170 Piedmont Road NE., Atlanta, GA  30324    Telephone:  (404) 321-2140    Facsimile:  (404) 321-5483

VIA EDGAR

September 5, 2008

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

RE:	RPC, Inc.
Form 10-K for the Fiscal Year ended December 31, 2007
Filed March 4, 2008
Form 10-Q for the Quarterly Period ended March 31, 2008
Filed May 1, 2008
Response letter Dated August 4, 2008
File No. 001-08726
Your comment letter dated August 22, 2008

Dear Mr. Skinner:

Below is our response to your comment raised in the above referenced letter.

Form 10-K for the fiscal year ended December 31, 2007

Note 1. Significant Accounting Policies

Revenue, page 38

1.
We note your response to our prior comment 1.  Tell us if your specialized equipment rental comprises 10% or more of your revenue.  If so, explain why you believe your current presentation complies with Rule 5-03(b)(1)(c) of Regulation S-X which requires separate disclosure of income from rentals if income derived from that category is more than 10% of total income.

RESPONSE

Our specialized equipment rental service can be segregated into two components:  (1) charges for customer usage, without our direct involvement, of our owned equipment and (2) ancillary services including but not limited to pipe inspection, cleaning, preparing, transporting, repairs and maintenance in accordance with the rigorous safety and performance standards mandated by the industry.  Total revenues from specialized equipment rental service have ranged from 10% to 13% of our consolidated revenues in each of the three years ended December 31, 2007.  However, revenues from component (1) have never been greater than 10% of our consolidated revenues.  Consistent with our peers in the industry, we consider ourselves to be in the oilfield services business and believe that substantially all of our revenues are derived from services.  For that reason, after considering Rule 5-03 of Regulation S-X, we concluded that presentation of single line items for “Revenues” and “Cost of revenues” is appropriate.

Please do not hesitate to contact me at (404) 321-2149 if you need further information.

Sincerely,

/s/ Ben M. Palmer
Ben M. Palmer
Vice President and Chief Financial Officer

cc:   Mr. Bob Carroll